Environmental Impact Acquisition Corp

535 Madison Avenue

New York, New York 10022

VIA EDGAR

December 21, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. James Lopez

Re:	Environmental Impact Acquisition Corp

Draft Registration Statement on Form S-1

Submitted September 18, 2020

CIK 0001822691

Dear Mr. Lopez:

Environmental Impact Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 14, 2020, regarding the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on September 18, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 Submitted September 18, 2020

General

1.	Please revise your Summary section to explain the business combination marketing agreement with Canaccord, quantify the fees that you will pay Canaccord and clarify any associated conflicts of interest.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 26 and S-15 of the Registration Statement.

Mr. James Lopez

December 21, 2020

Limited payments to insiders, page 25

2.	We note you indicate that you will pay for “the services required to be performed pursuant to the business combination marketing agreement that are payable to Canaccord, contingent on the closing of our initial business combination ….” Please revise to indicate the amount to be paid to Canaccord pursuant to the business combination marketing agreement. Also revise your "Use of Proceeds" section, on page 61, to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement payable to Canaccord in a footnote or other text. Finally, also revise your "Related Party Transactions" section, on page 71, to address the amount to be paid to Canaccord pursuant to the business combination marketing agreement.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 26, 64, 65, 76 and S-15 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Coyne

Daniel Coyne, Chief Executive Officer
Environmental Impact Acquisition Corp.

cc: Jessica Yuan, Esq.